

November 16, 2020

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
Alter Postplatz 2
CH-6370 Stans, Switzerland

      Re: NLS Pharmaceutics Ltd.
          Amendment No. 3 to
          Registration Statement on Form F-1
          Filed November 13, 2020
          File No. 333-236797

Dear Mr. Zwyer:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment 3 to Form F-1 filed November 13, 2020

Exhibits

1. We note assumption (e) in part II of the legal opinion of Wenger & Vieli AG relating to the shareholder approval required to effect the increase in share capital necessary to issue the Shares and such Common Shares for which Warrants and Underwriter Warrants are granted, and the related required actions of the board of directors. We also note your statement on page 43 of the registration statement that you expect to obtain authorization from your shareholders prior to the offering. Please advise us of the status of the shareholder authorization and the related board of directors' actions. In addition, please confirm that an appropriately unqualified legal opinion will be filed by post-effective amendment no later than the closing date of the offering to remove assumption (e). See Section II.B.2.f. of Staff Legal Bulletin No. 19 for guidance.

You may contact Michael Fay at 202-551-3812 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Howard Berkenblit, Esq.